UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: September 30, 2028 Estimated average burden
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FORM 12b-25
SEC FILE NUMBER
NOTIFICATION OF LATE FILING	001-41654

CUSIP NUMBER
18452H305

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Clean Energy Technologies, Inc.
Full name of Registrant

Former name if Applicable

1340 Reynolds Ave., Unit 120
Address of Principal Executive Office (Street and number)

Irvine, CA 92614
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has encountered a delay in assembling the information, in particular, its financial statements for the period ended March 31, 2026, required to be included in the quarterly report on Form 10-Q for the relevant period, rendering timely filing of the quarterly report impracticable without undue hardship and expense to the registrant.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kambiz Mahdi	949	273-4990
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The registrant filed a Current Report on Form 8-K on May 7, 2026, regarding non-reliance on the registrant’s previous financial statements, including those included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and the Quarterly Reports on Form 10-Q for the three months ended March 31, 2025, June 30, 2025, and September 30, 2025.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Clean Energy Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2026	By:	/s/ Kambiz Mahdi
Kambiz Mahdi
Chief Executive Officer

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